UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QDM International Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74738H 304
(CUSIP Number)

Huihe Zheng

Room 1030B, 10/F, Ocean Centre, Harbour City

5 Canton Road, Tsim Sha Tsui, Hong Kong

Tel: + 852 31889800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74738H304

1	Names of Reporting Person. Huihe Zheng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,540,121 (1)
	8	Shared Voting Power (see Item 5 below) 120,000,000 (1)
	9	Sole Dispositive Power 3,540,121 (1)
	10	Shared Dispositive Power (see Item 5 below) 120,000,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,540,121 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.4%
14	Type of Reporting Person IN

(1)	Includes (i) 1,588,100 shares of common stock of the Issuer directly owned by Mr. Huihe Zheng, (ii) 120,000,000 shares of common stock held by HW FUND, a Cayman Islands corporation, of which Mr. Zheng is the sole shareholder and holds the voting and dispositive power over the shares of common stock held by such entity, and (iii) 531,886 shares of Series C convertible preferred stock directly owned by Mr. Zheng, each convertible into approximately 3.67 shares of common stock.

CUSIP No. 74738H304

1	Names of Reporting Person. HW FUND
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power (see Item 5 below) 120,000,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power (see Item 5 below) 120,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.7%
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 2 (the “Amendment No. 2”) amends, supplements and restates the statement on Schedule 13D originally filed by the Reporting Person on March 13, 2020 (as amended by the amendment No.1 on October 29, 2020, the “Schedule 13D/A”). Except as specifically provided herein, this Amendment No.2 does not modify any of the information previously reported on the Schedule 13D/A. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D/A. Unless otherwise indicated, the number of shares in this Amendment No. 2 reflects the effect of (i) a reverse stock split of all the issued and outstanding common stock and preferred stock at a ratio of 1-for-100 effected in May 2020, (ii) a reverse stock split of all the issued and outstanding common stock at a ratio of 1-for-30 effected in August 2021 (the “2021 Reverse Split”), and (iii) a forward stock split of all the issued and outstanding common stock at a ratio of 10-for-1 effected in April 2024 (the “2024 Forward Split”).

Item 1.	Security and Issuer

Item 1 of the Schedule 13D/A is hereby amended and restated as follows:

This Amendment No. 2 relates to the shares of common stock, par value $0.0001 per share of QDM International Inc., a Florida corporation (the “Issuer”). The address of the principal executive office of the Issuer is Room 1030B, 10/F, Ocean Centre, Harbour City 5 Canton Road, Tsim Sha Tsui, Hong Kong

Item 2.	Identity and Background

Item 2 of the Schedule 13D/A is hereby amended and restated as follows:

(a) This Amendment No. 2 is being filed by Huihe Zheng and HW FUND, a Cayman Islands corporation. The reporting persons are each referred to as a “Reporting Person” and collectively referred to herein as the “Reporting Persons.” Mr. Zheng is the Chief Executive Officer, president and chairman of the board of directors of the Issuer, and Mr. Zheng is also the director and sole shareholder of HW FUND.

(b) The principal business address of Mr. Zheng is Room 1030B, 10/F, Ocean Centre, Harbour City 5 Canton Road, Tsim Sha Tsui, Hong Kong. The principal address of HW FUND is Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(c) The present principal occupation of Mr. Zheng is Chief Executive Officer, president and chairman of the board of directors of the Issuer. HW FUND is a corporation incorporated in Cayman Islands.

(d) During the past five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Zheng is a citizen of People’s Republic of China. HW FUND was formed under the laws of Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D/Ais hereby amended and supplemented as follows:

Mr. Zheng received 1,349,760 shares of common stock upon the conversion of 368,114 shares of Series C convertible preferred stock as more fully described in Item 4 below.

HW FUND purchased 120,000,000 shares of common stock in the 2023 Offering for a purchase price of $972,000. The 2023 Offering is described in Item 4 below.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D/A is hereby amended and supplemented as follows:

Conversion of Series C Convertible Preferred Stock

On May 17, 2021, Mr. Zheng converted 368,114 shares of Series C convertible preferred stock to 1,349,760 shares of common stock where one share of Series C convertible preferred stock converted into approximately 3.67 shares of common stock (or 4,049,254 shares of common stock (without giving effect of the 2021 Reverse Split and the 2024 Forward Split). As of then, Mr. Zheng held 1,588,100 shares of common stock (or 4,764,254 shares of common stock without giving effect of the 2021 Reverse Split and the 2024 Forward Split) and 531,886 shares of Series C convertible preferred stock.

2023 Offering

On February 1, 2023, HW FUND purchased 120,000,000 shares of common stock (or 12,000,000 shares of common stock without giving effect to the 2024 Forward Split) for a purchase price of $972,000 in a public offering of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D/A is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate number and percentage of shares of common stock beneficially owned by the Reporting Persons (based on a total of 291,563,930 shares of common stock outstanding as of July 1, 2024, as reported by the Issuer in the annual report on Form 10-K, filed by the Issuer with the SEC on July 1, 2024) are as follows:

(i)	Mr. Zheng beneficially owns (a) 1,588,100 shares of common stock directly owned by Mr. Zheng, (b) 120,000,000 shares of common stock held by HW FUND, of which Mr. Zheng is the controlling shareholder and holds the voting and dispositive power over the shares of common stock held by such entity, and (c) 531,886 shares of Series C convertible preferred stock directly owned by Mr. Zheng, each share convertible into approximately 3.67 share of common stock. Assuming full conversion of Series C convertible preferred stock, Mr. Zheng beneficially owns approximately 41.7% of the Issuer’s common stock.

(ii)	HW FUND beneficially owns 120,000,000 shares of common stock, representing 41.2% of the Issuer’s common stock.

(c) Neither of the Reporting Persons has not effected any transactions of the common stock during the 60 days preceding the date of this report.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the common stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D/A is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1

Share Exchange Agreement, dated as of October 21, 2020, by and among the Company, QDM BVI and the Reporting Person, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 27, 2020.

Exhibit 10.2	Certificate of Designation of Series C Convertible Preferred Stock of the Issuer, incorporated herein by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on October 27, 2020.
Exhibit 10.3	Form of Securities Purchase Agreement, incorporated herein by reference to Exhibit 10.4 to the Company’s registration statement on Form S-1/A filed on December 21, 2022.
Exhibit 10.4	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2024

Huihe Zheng

	By	/s/ Huihe Zheng
Huihe Zheng

HW FUND

By	/s/ Huihe Zheng
Name:	Huihe Zheng
Title:	Director